Exhibit 4.3
SPECTRA ENERGY PARTNERS, LP
PHANTOM UNIT AWARD AGREEMENT
Grantee: __________________
[Note: This form of Agreement must be modified, as necessary, for each individual grant of Phantom Units. Certain terms may be added or deleted as appropriate to customize the Agreement for a particular Grantee.]
     1. Grant of Phantom Units with DERs. As of the Grant Date (identified in Section 11 below), Spectra Energy Partners, GP, LLC (the “Company”), hereby grants ___ (___) Phantom Units (“Phantom Units”) and tandem Distribution Equivalent Rights (“DERs”) to the Grantee identified above, subject to the terms and conditions of this agreement (the “Agreement”) and the Spectra Energy Partners, LP Long-Term Incentive Plan (the “Plan”). The Plan is hereby incorporated in its entirety into this Agreement by reference. This Agreement is an Award Agreement as described in the Plan.
     2. Definitions. All capitalized terms used herein shall have the meanings set forth in the Plan unless otherwise specifically defined herein.
     3. Phantom Unit Agreement Term. This Agreement shall commence on the Grant Date (identified in Section 11) and terminate without further action on the date that all the Phantom Units under the Agreement are either fully paid, expire, or are forfeited, in accordance with the terms and conditions of the Plan and the Agreement.
     4. Fair Market Value per Phantom Unit. The Fair Market Value (“FMV”) of a Phantom Unit is determined on the Vesting Date (as defined in Section 11). The FMV of each Phantom Unit on its Vesting Date is equal to the FMV of one Common Unit of the Partnership (“Unit”). All determinations of FMV shall be made in accordance with the terms of the Plan.
     5. Distribution Equivalent Rights. Payments with respect to any DER subject to this Agreement shall be credited by the Company to a bookkeeping account in the Grantee’s name as soon as practicable each time that cash distributions are made by the Partnership with respect to Units before the DER expires hereunder. Grantee shall be entitled to payment for the DERs credited to the bookkeeping account in a cash lump sum payment at the same time that payment is made for the related Phantom Unit in accordance with Section 8.
     6. Vesting. Subject to Section 7, all the Phantom Units subject to this Agreement shall vest in accordance with the Vesting Schedule set forth in Section 11.
     7. Termination of Employment.
     7.1 Termination of Employment due to Cause. In the event of termination of the Grantee’s Employment for Cause, all of the vested (to the extent not already paid) and non-vested Phantom Units held by the Grantee as of the Employment termination date shall immediately expire, terminate and become forfeited, and shall not be paid to any extent. No further action is needed to effectuate the forfeiture of all the Grantee’s Phantom Units due to a termination of Employment for Cause.
     For purposes of this Agreement, “Cause” means the termination of the Grantee’s Employment by the Company or an Affiliate by reason of (i) the conviction of the Grantee by a court of competent jurisdiction as to which no further appeal can be taken of a crime involving moral turpitude or a felony; (ii) the commission by the Grantee of a material act of fraud upon the Company or an Affiliate, or any customer or supplier thereof; (iii) the misappropriation of any funds or property of the Company or an Affiliate, or any customer or supplier thereof; (iv) the willful and continued failure by the Grantee to perform the material duties assigned to him that is not cured to the reasonable satisfaction of the Company or an Affiliate within 30 days after written notice of such failure is provided to Grantee by the Company or an Affiliate (or by their delegate); (v) the engagement by the Grantee in any direct and material conflict of interest with the Company or an Affiliate without compliance with the Company’s or Affiliate’s conflict of interest policy, if any, then in effect; or (vi) the engagement by the Grantee, without the written approval of the Company or an Affiliate, in any material activity which competes with the business of the Company or Affiliate or which would result in a material injury to the business, reputation or goodwill of the Company or Affiliate.
     For purposes of this Agreement, “Employment” means that the Grantee is employed as an Employee or engaged as a Director (as such terms are defined in the Plan). All determinations regarding Employment, and termination of Employment, shall be made by the Committee in its discretion. In this regard, neither the transfer of the Grantee from Employment by the Company or Partnership to Employment by any Affiliate, nor the transfer of the Grantee from Employment by an Affiliate to Employment by the Company or Partnership, shall be considered to be a termination of Employment of the Grantee. Moreover, the Employment of Grantee shall not be deemed to have been terminated because of an approved leave of absence from active Employment on account of temporary illness, authorized vacation, or granted for reasons of professional advancement, education, or health, or during any period required to be treated as leave of absence by virtue of any applicable law, personnel policy or written agreement. The term “Employment” also includes current membership on the Board by a Director.
     7.2 Involuntary Termination of Employment due to Death or Disability. If Grantee’s Employment is terminated due to death or Disability, then all outstanding, non-vested Phantom Units shall immediately become 100% vested on the termination of Employment date, which shall be the Vesting Date.
     For purposes of this Agreement, “Disability” means that either the Grantee:
(i)	is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or

(ii)	is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company or the Affiliate that is the Grantee’s employer.
     7.3 Termination of Employment due to Retirement. If Grantee’s Employment terminates at a time when Grantee is eligible for an immediately payable early or normal retirement benefit under the Spectra Energy Retirement Cash Balance Plan or under another qualified retirement plan of the Company or an Affiliate, which plan the Committee, or its delegatee, in its sole discretion, determines to be the functional equivalent of the Spectra Energy Retirement Cash Balance Plan, the number of Phantom Units and tandem DERs to which the Grantee shall have a right to payment hereunder shall be prorated to reflect the number of whole and partial months of the period beginning on the Date of Grant and ending with the third (3rd) anniversary of the Grant Date during which such Employment continued while Grantee was entitled to payment of salary, and the remaining Phantom Units shall be forfeited. Grantee shall be considered to have “retired” but Grantee’s Employment shall be considered to continue, with continued vesting under Section 11.4, (i) unless the Committee or its delegatee, in its sole discretion, determines that (A) Grantee is in violation of any obligation identified in the following paragraph or (B) the termination of Grantee’s Employment is for Cause, in which case all Phantom Units not previously vested shall be forfeited, or (ii) unless the Grantee dies, in which case the Phantom Units subject to the provisions of this Section 7.3 shall vest in accordance with Section 11.4.
     In consideration of the continued vesting opportunity provided under this Section 7.3 following the termination of Grantee’s continuous Employment, if Grantee is considered “retired”, Grantee agrees that during the period beginning with such termination of Employment and ending with the third anniversary of the Grant Date (the “Restricted Period”), Grantee shall not (i) without the prior written consent of the Company or an Affiliate, or its delegatee, become employed by, serve as a principal, partner, or member of the board of directors of, or in any similar capacity with, or otherwise provide service to, any competitor of the Company or an Affiliate, or (ii) violate any of Grantee’s other noncompetition obligations, or any of Grantee’s nonsolicitation or nondisclosure obligations, to the Company or any Affiliate. The noncompetition obligations of clause (i) of the preceding sentence shall be limited in scope and effective only to competition with the Company or any Affiliate in the businesses of: gathering, processing or transmission of natural gas, resale or arranging for the purchase or for the resale, brokering, marketing, or trading of natural gas, electricity or derivatives thereof; energy management and the provision of energy solutions; gathering, compression, treating, processing, fractionation, transportation, trading, marketing of natural gas components, including natural gas liquids; sales and marketing of electric power and natural gas, domestically and abroad; and any other business in which the Company and its Affiliates are engaged at the termination of Grantee’s continuous Employment; and within the following geographical areas (i) any country in the world where the Company and its Affiliates have at least US$25 million in capital deployed as of termination of Grantee’s continuous Employment; (ii) the continent of

North America; (iii) the United States of America and Canada; (iv) the states of (A) Virginia, (B) Georgia, (C) Florida, (D)Texas, (E) California, (F) Massachusetts, (G) Illinois, (H) Michigan, (I) New York, (J) Colorado, (K) Oklahoma and (L) Louisiana; and (v) any state or states or province or provinces with respect to which was conducted a business of the Company and its Affiliates, which business constituted at least 20% of Grantee’s Employment as determined by the Company. The Company and Grantee intend the above restrictions on competition in geographical areas to be entirely severable and independent, and any invalidity or enforceability of this provision with respect to any one or more of such restrictions, including geographical areas, shall not render this provision unenforceable as applied to any one or more of the other restrictions, including geographical areas. If any part of this provision is held to be unenforceable because of the duration, scope or area covered, the Company and Grantee agree to modify such part, or that the court making such holding shall have the power to modify such part, to reduce its duration, scope or area, including deletion of specific words and phrases, i.e., “blue penciling”, and in its modified, reduced or blue pencil form, such part shall become enforceable and shall be enforced to the full extent applicable. Nothing in this Section 7.3 shall be construed to prohibit Grantee being retained during the Restricted Period in a capacity as an attorney licensed to practice law, or to restrict Grantee providing advice and counsel in such capacity, in any jurisdiction where such prohibition or restriction is contrary to law.
     7.4. Involuntary Termination by Company other than for Cause. If the Grantee’s Employment is involuntarily terminated by the Company or an Affiliate for any reason other than Cause, then (i) the number of Phantom Units and tandem DERs hereunder shall be prorated to reflect the number of whole and partial months of Employment during the period beginning on the Grant Date and ending with the third anniversary of the Grant Date, and the remaining Phantom Units and DERs shall be forfeited, and (ii) the prorata number of Phantom Units and DERs determined in accordance with clause (i) shall immediately become 100% vested as of the Employment termination date, which shall be their Vesting Date.
     7.5 Termination of Employment for Other Reasons. If the Grantee’s Employment is terminated for any reason, other than (i) involuntary termination with or without Cause or (ii) due to Grantee’s death, Disability or retirement as described in Sections 7.2 and 7.3 hereof, before all the Phantom Units are 100% vested, all of the then non-vested, outstanding Phantom Units held by the Grantee as of the Employment termination date shall automatically expire and become forfeited, and no additional vesting shall occur on or subsequent to the Employment termination date.
     7.6 Change in Control. All outstanding Phantom Units and tandem DERs shall become 100% vested, if, following the occurrence of a Change in Control and before the second anniversary of such occurrence, the Grantee’s Employment is involuntarily terminated for any reason, except for Cause, death, Disability or Retirement, by the Company or Affiliate, or its successor in interest following the Change in Control.
     For purposes of this Agreement, “Change in Control” means:

(i)	any “person” or “group” within the meaning of those terms as used in Sections 13(d) and 14(d)(2) of the Exchange Act, other than an Affiliate, shall become the beneficial owner, by way of merger, consolidation, recapitalization, reorganization or otherwise, of 50% or more of the combined voting power of the equity interests in the Company or the Partnership;

(ii)	the limited partners of the Partnership approve, in one or a series of transactions, a plan of complete liquidation of the Partnership;

(iii)	the sale or other disposition by either the Company or the Partnership of all or substantially all of its assets in one or more transactions to any Person other than the Company or an Affiliate; or

(iv)	a transaction resulting in a Person other than the Company or an Affiliate being the general partner of the Partnership.
Notwithstanding the foregoing, with respect to an Award that is subject to Code Section of the Code and with respect to which a Change of Control will accelerate payment thereunder, “Change of Control” shall mean a change in the ownership or effective control of the Company or an Affiliate, or in the ownership of a substantial portion of the assets of the Company or an Affiliate as defined in Code Section 409A and authoritative guidance issued thereunder, but only to the extent inconsistent with the above definition, and only to the minimum exact necessary to comply with Section 409A as determined by the Committee.
     8. Payment of Phantom Units upon Vesting Date. Payment for a Phantom Unit shall be made to the Grantee as soon as practicable following the time such Phantom Unit becomes vested in accordance with Section 6 prior to its expiration, but in no event later than 30 days following the Vesting Date, except to the extent deferred by the Grantee in accordance with such procedures as the Committee (or its delegate) may prescribe consistent with the requirements of Code Section 409A. Payment shall be subject to withholding for all required taxes. Payment shall be in the form of one (1) Unit for each full vested Phantom Unit, and any fractional vested Phantom Unit shall not be payable unless and until subsequent vesting results in the full Phantom Unit becoming vested; provided, however, the Committee may, in its sole discretion, direct that a cash payment be made to Grantee in lieu of delivery of any such Unit or Units. Notwithstanding the foregoing, to the extent that Grantee fails to timely tender to the Company or Affiliate sufficient cash to satisfy withholding for tax requirements, the number of Units that would otherwise be paid (valued at their FMV on the Vesting Date of the respective Phantom Unit, or if later, the date payable) shall be reduced by the Committee (or its delegate), in its sole discretion, to fully satisfy such requirements.
     9. Independent Legal and Tax Advice. The Company, its Affiliates, and their officers, employees, agents and representatives, do not provide any tax or legal advice to Grantee or any other person. The Grantee is encouraged to consult with a personal tax advisor and legal counsel.

     10. General.
     10.1 Nontransferability of Phantom Unit. The Phantom Units granted pursuant to this Agreement cannot be transferred, assigned, pledged, or hypothecated in any respect, other than by will or the laws of descent and distribution. If any attempt is made to transfer, assign, pledge, hypothecate, or otherwise dispose of any rights under this Agreement contrary to the provisions in this Agreement or the Plan, or upon the levy of any attachment or similar process upon such rights, such rights shall immediately become null and void. No right to any payment that may be provided hereunder to the Grantee shall be liable for, or subject to, any debts, contracts, liabilities, damages, losses, or torts of the Grantee unless and until actually paid to or on behalf of Grantee hereunder.
     10.2 No Guarantee of Employment. No award of Phantom Units shall confer upon Grantee any right to continued Employment.
     10.3 Notices. All notices under this Agreement shall be mailed or delivered by hand to the parties at their respective addresses set forth beneath their signatures below or at such other address as may be designated in writing by either party to the other party, or to their permitted transferees if applicable. Notices shall be effective upon receipt.
     10.4 Amendment and Termination. No amendment, modification or termination of this Agreement shall be made at any time without the written consent of Grantee and the Company.
     10.5 Severability. In the event that any provision of this Agreement shall be held illegal, invalid, or unenforceable for any reason, such provision shall be fully severable, but shall not affect the remaining provisions of the Agreement, and the Agreement shall be construed and enforced as if the illegal, invalid, or unenforceable provision had not been included herein.
     10.6 Governing Law. The Agreement shall be construed in accordance with the laws of the State of Delaware without regard to its conflict of law provisions, to the extent federal law does not supersede and preempt Delaware law.
     10.7. Conflicts. In the event of any conflict between the terms and provisions of this Agreement and the Plan, the Plan shall control. Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed to such terms in the Plan unless the context clearly requires otherwise.
     10.8. Restrictions. Grantee agrees that any Units acquired under this Agreement will not be sold or otherwise disposed of in any manner which would constitute a violation of any applicable federal or state securities laws. Grantee also agrees that (i) the certificates representing the Units acquired under this Agreement may bear such legend or legends as the Committee deems appropriate in order to assure compliance with applicable securities laws, (ii) the Company may refuse to register the transfer of Units to be acquired under this Agreement on the transfer records of the Partnership if such proposed transfer would, in the opinion of counsel satisfactory to the Partnership, constitute a violation of any applicable securities law, and (iii) the

Partnership may give related instructions to its transfer agent, if any, to stop the registration of the transfer of Units to be acquired under this Agreement.
     10.9. Rights as Unitholder. Grantee or Grantee’s executor, administrator, heirs, or legatees shall have the right to vote and receive distributions on Units and all the other privileges of a unitholder of the Partnership only upon and from the date of issuance of a Unit certificate in Grantee’s representing payment of a vested Phantom Unit.
     10.10. Insider Trading Policy. The terms of the Company’s Insider Trading Policy are incorporated herein by reference. The timing of the delivery of any Units hereunder shall be subject to such Policy in all respects.
     10.11. Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company and upon any person lawfully claiming under Grantee following death or Disability.
     10.12. Entire Agreement. This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to the Phantom Units granted hereby. Without limiting the scope of the preceding sentence, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect.
     11. Definitions and Other Terms. The following capitalized terms shall have those meanings set forth opposite them:
     11.1. Grantee:                                          .
     11.2. Grant Date:                     , 2007.
     11.3. Vesting Date: The date upon which the Phantom Units become vested under the Agreement pursuant to Sections 6 and 11.4.
     11.4. Vesting Schedule: Subject to the terms of the Plan, if the Grantee remains in continuous Employment, the Phantom Units granted hereunder shall vest in accordance with the following vesting schedule:

     [Option 1:

		Percentage of
Vesting Date		Phantom Units Vesting
Grant Date		0%

Third Anniversary of Grant Date		100%

	Total	100%

]
     [Option 2:

Percentage of
Vesting Date		Phantom Units Vesting
First Anniversary of Grant Date		33⅓	%

Second Anniversary of Grant Date		33⅓	%

Third Anniversary of Grant Date		33⅓	%

	Total	100%

]
     12. Acceptance and Cancellation. Notwithstanding the foregoing, this Agreement is subject to cancellation by the Company in its sole discretion unless the Grantee, by not later than August 31, 2007, has signed a duplicate of this Agreement, in the space provided below, and returned the signed duplicate to: Executive Compensation Department — Phantom Units (WO 1P16), Spectra Energy Corp., P.O. Box 1642, Houston, TX 77521-1642, which, if and to the extent permitted by the Executive Compensation Department, may be accomplished by electronic means.
[Signature page follows.]

     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by a duly authorized officer of the Company, and Grantee has hereunto executed this Agreement.

SPECTRA ENERGY PARTNERS GP, LLC

By:	Date:

Name:

Title:

Address for Notices:

5400 Westheimer Court
Houston, Texas 77056

Attention:

Acceptance of Phantom Unit Award
     IN WITNESS WHEREOF Grantee has hereby accepted this Award agreed to be bound by the terms and provisions of this Agreement and the Plan, and Grantee has hereunto executed this Agreement.
GRANTEE

Signature:	Date:

Name:

Address for Notices: